Exhibit 23.1

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in the Quarterly Report on Form 10-Q of 99¢ Only Stores for the quarterly period ended December 27, 2008 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of December 27, 2008 and to references to our firm’s name therein.

/s/ Houlihan Smith & Company Inc.
Chicago, Illinois
February 4, 2009